Itaú Unibanco Holding S.A.

A Publicly Listed Company	CNPJ. 60.872.504/0001-23

Announcement to the Market

Trading of Own Shares for Treasury
Month: November 2012

1.
On November 18, 2004, in keeping with the best Corporate Governance practice, Itaú Unibanco Holding S.A. (“Itaú Unibanco”) voluntarily disclosed its “Operating Rules for the Trading of Own Shares for Treasury”(“Rules”).

2.	Item 2.1.3 of the “Rules” established the obligation to make monthly disclosure of the volumes of shares traded on stock exchanges by Itaú Unibanco, and minimum, average and maximum prices.

3.	We inform capital markets’ entities that during the month of November 2012, Itaú Unibanco did not trade in its own shares for treasury stock.

4.
As disclosed on a monthly basis in the organization’s Investor Relations site (www.itau-unibanco.com.br/ri), we inform that in 2012 we have already acquired 4,300,000 preferred shares at an average price of R$ 28.45.

São Paulo-SP, December 3, 2012.

ALFREDO EGYDIO SETUBAL Investor Relations Officer